

L⊙PRO

Integrated finance company
LOPRO CORPORATION

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03037818

File Number: 82-4664

November 10 , 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated
under the laws of Japan, hereby furnishes to the Securities and Exchange Commission
the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule
12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange
Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information
and/or document(s) furnished herewith are being furnished with the understanding
that they shall not be deemed "filed" with the Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the
furnishing of such information or document(s) pursuant to the Rule shall constitute an
admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: _____

AKIRA SUZUKI

DIRECTOR AND HEAD OF
CORPORATE PLANNING

GROUP

LOPRO CORPORATION

Index

Translation for:

1. Report on State of Purchase of Share Certificate of
    One's Own

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on November 10, 2003.